SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)*

MRI Interventions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55347P209

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55347P209	13G	Page 1 of 5

1.	NAMES OF REPORTING PERSONS Thomas A. Satterfield, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 102,731(1)
	6.	SHARED VOTING POWER 971,750(2)
	7.	SOLE DISPOSITIVE POWER 102,731(1)
	8.	SHARED DISPOSITIVE POWER 971,750(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,074,481
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%(3)
12.	TYPE OF REPORTING PERSON IN

(1)	Includes 50,000 shares with respect to which the reporting person may acquire beneficial ownership within 60 days pursuant to the exercise of warrants to purchase shares of common stock of the issuer.
(2)

Includes 350,000 shares with respect to which the reporting person may acquire beneficial ownership within 60 days pursuant to the exercise of warrants to purchase shares of common stock of the issuer.

(3)

Based on 11,022,372 shares of common stock of the issuer outstanding as of November 12, 2018, as reported by the issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2018, filed with the Securities and Exchange Commission on November 13, 2018, and a total of 400,000 shares with respect to which the reporting person may acquire beneficial ownership within 60 days pursuant to the exercise of warrants to purchase shares of common stock of the issuer.

CUSIP No. 55347P209	13G	Page 2 of 5

      SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

MRI Interventions, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5 Musick

Irvine, California 92618

Item 2.

(a)	Name of Person Filing:

Thomas A. Satterfield, Jr.

(b)	Address of Principal Business Office or, if none, Residence:

Thomas A. Satterfield, Jr.

2609 Caldwell Mill Lane

Birmingham, Alabama 35243

(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Page.

(d)	Title of Class of Securities:

Incorporated by reference from the Cover Page.

(e)	CUSIP Number:

Incorporated by reference from the Cover Page.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Incorporated by reference from Item 9 of the Cover Page.

(b)	Percent of class:

Incorporated by reference from Item 11 of the Cover Page.

CUSIP No. 55347P209	13G	Page 3 of 5

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Incorporated by reference from Item 5 of the Cover Page.

(ii)	Shared power to vote or to direct the vote

Incorporated by reference from Item 6 of the Cover Page.

(iii)	Sole power to dispose or to direct the disposition of

Incorporated by reference from Item 7 of the Cover Page.

(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference from Item 8 of the Cover Page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

With respect to the beneficial ownership reported for Thomas A. Satterfield, Jr., 5,000 shares are held by Rebecca S. Satterfield, Mr. Satterfield’s spouse; 100,000 shares and 100,000 warrants are held by Tomsat Investment & Trading Co., Inc., a corporation wholly owned by Mr. Satterfield and of which he serves as President; and 266,750 shares are held by Caldwell Mill Opportunity Fund, which fund is managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager.

Additionally, Mr. Satterfield has a limited power of attorney for voting and disposition purposes with respect to (i) 250,000 shares and (ii) 250,000 shares that may be acquired within 60 days pursuant to the exercise of warrants to purchase shares of common stock of the issuer warrants held by A.G. Family L.P., which has the right to receive or the power to direct the receipt of the proceeds from the sale of its shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

CUSIP No. 55347P209	13G	Page 4 of 5

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 55347P209	13G	Page 5 of 5

      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2019
Date

/s/ Thomas A. Satterfield, Jr.
Thomas A. Satterfield, Jr.